December 14, 2018

Amanda Ravitz, Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Global Cancer Technology, Inc. Offering Statement on Form 1-A/A File No. 024-10909

Dear Ms. Ravitz:

Global Cancer Technology, Inc. has today filed the above-referenced amended Regulation A Offering Statement on Form 1-A/A (File No. 367-00167”) for the sole purpose of providing an updated auditor consent under Rule 252(f)(iii).

Please feel free to contact me if further information is required for this filing.

Sincerely,

/s/ Ronald N. Vance
Ronald N. Vance, Partner

cc:	Tom Jones, SEC John Clark, CEO